Mail Stop 3561

December 13, 2006

<u>Via Fax & U.S. Mail</u>

Mr. George W. Trahan, Chief Executive Officer
Hi-Shear Technology Corporation
24225 Garnier Street
Torrance, California 90505-5355

      Re: **Hi-Shear Technology Corporation**
               Form 10-KSB for the fiscal year ended May 31, 2006
               Filed July 31, 2006
               File No. 001-12810

Dear Mr. Trahan:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief